EXHIBIT 99

zi corporation

news release

Zi Corporation Update on Short Term Financing

CALGARY, AB, May 12, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has received an extension of its US$ 3.3 million secured credit facility due April 30, 2003 until May 7, 2003. The extension permits the parties to finalize definitive documentation and obtain approvals for a refinancing of the credit facility. . The Company shall update its shareholders on the terms of the refinancing upon completion.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e--mail, e--commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data--centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward--looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20--F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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For more information:
Investor Inquiries:
Allen & Caron Inc	Zi Corporation
Jill Bertotti	Dale Kearns, Chief Financial Officer
Phone: (949) 474--4300	Phone: (403) 233--8875
E--mail: jill@allencaron.com	E--mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
Phone: (949) 474--4300
E--mail: len@allencaron.com